Exhibit 99.1

Navigator Holdings Ltd. announces Dr. Henry “Harry” Deans stepping down as CEO

October 28, 2021 - Navigator Holdings Ltd. (“Navigator” / the “Company”) (NYSE: NVGS), a leading provider of seaborne transportation and distribution of liquified gases, announces that Dr. Henry “Harry” Deans has given notice that he intends to step down as Navigator’s Chief Executive Officer (“CEO”) and as a member of its Board of Directors (the “Board”), effective October 28, 2021.

Dr. Deans was appointed as a member of the Board in November 2018 and became CEO in August 2019. During his tenure as CEO, Dr. Deans oversaw the merger of the fleet and business of Ultragas ApS with that of Navigator’s, growing the fleet to a total of 55 vessels.

Dag von Appen, Navigator’s Non-Executive Chairman commented:

“On behalf of the Board, I would like to thank Harry for his service and contribution to the business during his time at Navigator. We wish him all the best for his future endeavours.”

Dr. Deans, Navigator’s outgoing CEO commented:

“I’ve thoroughly enjoyed my time at Navigator and I’m glad I was at the helm to commission the ethylene terminal and successfully complete the merger with Ultragas. Now is an appropriate time for someone with a more seasoned maritime background to take the lead at the Company. I wish the Navigator team all the best for the future.”

A process to identify the successor of Dr. Deans as CEO will commence immediately. In the interim, a committee comprising existing management executives, namely, Chief Financial Officer, Niall Nolan, Chief Commercial Officer, Oeyvind Lindeman and Michael Schroder, CEO of Ultragas ApS Denmark, Country President and Integration Officer, will lead Navigator until such successor has joined the Company.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. On August 4, 2021, Navigator announced that it merged the fleet and business activities of Ultragas ApS with its own, adding an additional 18 vessels to the fleet. The transaction unites two leading gas shipping companies. Navigator’s combined fleet now consists of 55 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
London:	10 Bressenden Place, London, SW1E 5DH.
Tel:	+44 (0)20 7340 4850